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                                                                      Exhibit 11
                                                                      ----------


              STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
              -----------------------------------------------------


          In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings per Share." Statement 128 was issued to simplify the computation of EPS and to make the U.S. standard more compatible with the EPS standards of other countries and that of the International Accounting Standards Committee
(IASC). It will replace Primary EPS and Fully Diluted EPS with Basic EPS and Diluted EPS, respectively.

          Basic EPS, unlike Primary EPS, excludes all dilution while Diluted EPS, like Fully Diluted EPS, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

          For the quarter and period ending September 30, 1997, the net loss per share was computed using the weighted average number of common shares outstanding.

          Because the Company uses the treasury stock method in calculating the weighted average shares outstanding, the total earnings (loss) per share for the period does not equal the sum of the earnings (loss) per share of each of the quarters, primarily due to the monthly changes in options and market price during the period.












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